                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                                   FORM 11-K

                    Annual Report Pursuant to Section 15(d)
                    of the Securities Exchange Act of 1934


                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                            COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                            COMPUCOM SYSTEMS, INC.
                        10100 NORTH CENTRAL EXPRESSWAY
                              DALLAS, TEXAS 75231


Registrant's telephone number, including area code  (214) 265-3600

SIGNATURE
---------

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of CompuCom Systems, Inc. 401(k) Matched Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                COMPUCOM SYSTEMS, INC.
                                401(k) MATCHED SAVINGS PLAN



Date:  June 27, 1997            By:  /s/   Lazane Smith
      --------------                -------------------------------
                                    M. Lazane Smith
                                    Senior Vice President-Finance
                                    Chief Financial Officer

                            COMPUCOM SYSTEMS, INC.
                          401(K) MATCHED SAVINGS PLAN


                               Table of Contents
                               -----------------


Independent Auditors' Report

Statement of Net Assets Available for Benefits as of
  December 31, 1996

Statement of Net Assets Available for Benefits as of
  December 31, 1995

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 1996

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 1995

Notes to Financial Statements

                                                                        Schedule
                                                                        --------

Item 27a - Schedule of Assets Held for Investment Purposes as of
  December 31, 1996                                                        I

Item 27d - Schedule of Reportable Transactions for the year ended
  December 31, 1996                                                       II

                         INDEPENDENT AUDITORS' REPORT
                         ----------------------------


The Participants and Plan Administrator
CompuCom Systems, Inc. 401(k) Matched Savings Plan:


We have audited the accompanying statements of net assets available for benefits of CompuCom Systems, Inc. 401(k) Matched Savings Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of CompuCom Systems, Inc. 401(k) Matched Savings Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and schedule of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                 KPMG Peat Marwick LLP

Dallas, Texas
June 6, 1997

                            COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN

                Statement of Net Assets Available for Benefits

                               December 31, 1996



                                                                                            Fidelity        Fidelity      Fidelity
                                                                    Fidelity   Fidelity      Short-         Broadly      Retirement
                               CompuCom     Fidelity    Fidelity      U.S.      Growth    Intermediate    Diversified       Money
                                Stock       Magellan    Puritan      Equity     Company    Government    International     Market
                                 Fund         Fund        Fund     Index Fund    Fund         Fund        Equity Fund       Fund
                             ------------  ----------  ----------  ----------  ---------  -------------  --------------  ----------

Assets:
 Investments (note 3):
   CompuCom Systems, Inc.
    common stock, at fair
    value (730,713 shares;
     cost of $4,022,337)      $7,939,101          --          --          --         --             --              --           --

   Fidelity Magellan Fund,
    at fair value (75,374
    units;
    cost of $6,170,928)               --   6,078,907          --          --         --             --              --           --
   Fidelity Puritan Fund,
    at fair value (254,442
    units;
    cost of $4,416,727)               --          --   4,386,580          --         --             --              --           --
   Fidelity U.S. Equity
    Index fund, at fair
    value
    (51,230 units; cost of
     $1,266,688)                      --          --          --   1,380,655         --             --              --           --

   Fidelity
    Short-Intermediate
    Government Fund, at
    fair value (54,818
     units; cost of
     $526,869)                        --          --          --          --         --        531,182              --           --

   Fidelity Growth Company
    Fund, at fair value               --          --          --          --         --             --              --           --

   Fidelity Broadly
    Diversified
    International Equity
    Fund, at fair value               --          --          --          --         --             --              --           --

   Fidelity Retirement
    Money Market Fund, at
    fair value
    (1,660,298 units; cost
     of $1,660,298                    --          --          --          --         --             --              --    1,660,298

   Participant loans
    (unpaid principal
    balance approximates
    fair value)                       --          --          --          --         --             --              --           --
                              ----------   ---------   ---------   ---------   --------   ------------   -------------   ----------
         Total investments     7,939,101   6,078,907   4,386,580   1,380,655         --        531,182              --    1,660,298


  Cash                           170,772          --          --          --         --             --              --           --
                              ----------   ---------   ---------   ---------   --------   ------------   -------------   ----------
                               8,109,873   6,078,907   4,386,580   1,380,655         --        531,182              --    1,660,298

  Receivables:
   Employer's contributions      294,020     357,676     252,642     201,453     16,091         69,544           9,621      193,754
   Employees' contributions       73,589      56,346      40,660      12,797         --          4,924              --       15,389
                              ----------   ---------   ---------   ---------   --------        -------   -------------    ---------
         Total assets          8,477,482   6,492,929   4,679,882   1,594,905     16,091        605,650           9,621    1,869,441


Refunds payable                  (62,398)   ( 75,668)    (50,406)    (30,788)    (2,532)        (4,110)           (736)     (29,883)
                              ----------   ---------   ---------   ---------   --------        -------   -------------    ---------
         Net assets
         available for
         benefits             $8,415,084   6,417,261   4,629,476   1,564,117     13,559        601,540           8,885    1,839,558
                              ==========   =========   =========   =========   ========        =======   =============    =========



                             Participant
                               Loans         Totals
                             ------------  -----------
Assets:
 Investments (note 3):

   CompuCom Systems, Inc.
    common stock, at fair
    value (730,713 shares;
    cost of $4,022,337)               --   7,939,101
   Fidelity Magellan Fund,
    at fair value (75,374
    units; cost of
    $6,170,928)                       --   6,078,907
   Fidelity Puritan Fund,
    at fair value (254,442
    units; cost of
    $4,416,727)                       --   4,386,580
   Fidelity U.S. Equity
    Index fund, at fair
    value (51,230 units;
    cost of $1,266,688)               --   1,380,655
   Fidelity
    Short-Intermediate
    Government Fund, at
    fair value (54,818
    units; cost of
    $526,869)                         --     531,182
   Fidelity Growth Company
    Fund, at fair value               --          --
   Fidelity Broadly
    Diversified
    International Equity
    Fund, at fair value               --          --
   Fidelity Retirement
    Money Market Fund, at
    fair value
    (1,660,298 units; cost
     of $1,660,298                    --   1,660,298
   Participant loans
    (unpaid principal
    balance approximates
    fair value)                  779,721     779,721
                             -----------  ----------
         Total investments       779,721  22,756,444

  Cash                                --     170,772
                             -----------  ----------
                                 779,721  22,927,216
  Receivables:
   Employer's contributions           --   1,394,801
   Employees' contributions           --     203,705
                             -----------  ----------
         Total assets            779,721  24,525,722

Refunds payable                       --    (256,521)
                             -----------  ----------
         Net assets
         available for
         benefits                779,721  24,269,201
                             ===========  ==========


See accompanying notes to financial statements.

                            COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN

                Statement of Net Assets Available for  Benefits

                               December 31, 1995


                                             CIGNA
                                          Guaranteed   CompuCom   Fidelity   Fidelity      Scudder
                                           Long-term     Stock    Magellan   Puritan    International   Participant
                                             Fund        Fund       Fund       Fund       Bond Fund        Loans      Totals
                                          -----------  ---------  --------   --------   -------------   -----------   ------
Assets:
 Investments (note 3):
   Funds with an insurance company, at
    contract value                         $3,109,496         --         --         --         --            --       3,109,496
   CompuCom Systems, Inc. common stock,
    at fair value (618,904 shares; cost
    of $2,330,291)                                 --  5,879,588         --         --         --            --       5,879,588
   Fidelity Magellan Fund, at fair value
    (48,684 units; cost of $3,891,192)             --         --  4,185,816         --         --            --       4,185,816
   Fidelity Puritan Fund, at fair value
    (165,449 units; cost of $2,840,978)            --         --         --  2,814,291         --            --       2,814,291
   Scudder International Bond Fund, at
    fair value (26,235 units; cost
    of $301,734)                                   --         --         --         --    300,656            --         300,656
   Participant loans (unpaid principal
    balance approximates fair value)               --         --         --         --         --       173,178         173,178
                                            ---------  ---------  ---------  ---------    -------       -------      ----------
         Total investments                  3,109,496  5,879,588  4,185,816  2,814,291    300,656       173,178      16,463,025

 Cash                                          67,819    103,468    128,713     89,495     15,915            --         405,410
                                            ---------  ---------  ---------  ---------    -------       -------      ----------
                                            3,177,315  5,983,056  4,314,529  2,903,786    316,571       173,178      16,868,435
 Receivables:
   Employer's contributions                   161,406    173,262    302,336    237,224     41,978            --         916,206
   Employees' contributions                    18,015     18,647     35,200     25,548      6,597            --         104,007
                                            ---------  ---------  ---------  ---------    -------       -------      ----------
         Net assets available for          $3,356,736  6,174,965  4,652,065  3,166,558    365,146       173,178      17,888,648
          benefits                         ==========  =========  =========  =========    =======       =======      ==========

See accompanying notes to financial statements.

                            COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN

           Statement of Changes in Net Assets Available for Benefits

                         Year ended December 31, 1996


                                                                                                                        Fidelity
                                                                                                 Fidelity   Fidelity     Short-
                              Guaranteed    CompuCom     Fidelity    Fidelity      Scudder         U.S.      Growth   Intermediate
                              Long-term       Stock      Magellan    Puritan    International     Equity    Company    Government
                                 Fund         Fund         Fund        Fund       Bond Fund     Index Fund    Fund        Fund
                             ------------  -----------  ----------  ----------  --------------  ----------  --------  -------------

Additions to net assets
 attributed to:
 Employer's contributions    $        --      294,020     357,676     252,642              --     201,453     13,559        69,544
 Employees' contributions        154,312    1,104,190   1,702,302   1,069,356          49,881     656,086         --       209,802
 Investment income:
   Interest                       72,910           --     790,630     495,933              --      22,738         --        21,465
   Net appreciation
    (depreciation) in fair
    value of investments              --    1,004,702    (145,687)     94,694          (4,762)    118,508         --           347
                             -----------   ----------   ---------   ---------        --------   ---------   --------       -------
       Net investment
        income                    72,910    1,004,702     644,943     590,627          (4,762)    141,246         --        21,812
                             -----------   ----------   ---------   ---------        --------   ---------   --------       -------
       Total additions           227,222    2,402,912   2,704,921   1,912,625          45,119     998,785     13,559       301,158

Deductions from net assets
 attributed to:
Administrative fees                   --       (1,119)     (1,262)     (1,706)             --        (156)        --          (856)
Withdrawals                     (182,540)  (1,157,194)   (872,741)   (692,721)        (19,747)    (52,296)        --       (28,038)
                             -----------   ----------   ---------   ---------        --------   ---------   --------       -------
       Total deductions         (182,540)  (1,158,313)   (874,003)   (694,427)        (19,747)    (52,452)        --       (28,894)
                             -----------   ----------   ---------   ---------        --------   ---------   --------       -------
       Net increase prior
        to interfund
        transfers                 44,682    1,244,599   1,830,918   1,218,198          25,372     946,333     13,559       272,264

Interfund transfers           (3,401,418)     995,520     (65,722)    244,720        (390,518)    617,784         --       329,276
                             -----------   ----------   ---------   ---------        --------   ---------   --------       -------
       Net increase
        (decrease)            (3,356,736)   2,240,119   1,765,196   1,462,918        (365,146)  1,564,117     13,559       601,540

Net assets available for
 benefits:
   Beginning of year           3,356,736    6,174,965   4,652,065   3,166,558         365,146          --         --            --
                             -----------   ----------   ---------   ---------        --------   ---------   --------       -------
   End of year               $        --    8,415,084   6,417,261   4,629,476              --   1,564,117     13,559       601,540
                             ===========   ==========   =========   =========        ========   =========   ========       =======

                                Fidelity      Fidelity
                                 Broadly     Retirement
                               Diversified      Money
                              International    Market     Participant
                               Equity Fund      Fund         Loans       Totals
                              -------------   ----------  -----------  -----------
Additions to net assets
 attributed to:
 Employer's contributions             8,885     193,754            --   1,391,533
 Employees' contributions                --     659,962            --   5,605,891
 Investment income:
   Interest                              --      59,315         4,706   1,467,697
   Net appreciation
    (depreciation) in fair
    value of investments                 --          --            --   1,067,802
                                      -----   ---------       -------  ----------

       Net investment
        income                           --      59,315         4,706   2,535,499
                                     ------   ---------       -------  ----------
       Total additions                8,885     913,031         4,706   9,532,923

Deductions from net assets
 attributed to:
Administrative fees                              (2,256)           --      (7,355)
Withdrawals                                    (139,738)           --  (3,145,015)
                                      -----   ---------       -------  ----------
       Total deductions                  --    (141,994)           --  (3,152,370)
                                      -----   ---------       -------  ----------
       Net increase prior
        to interfund
        transfers                     8,885     771,037         4,706   6,380,553

Interfund transfers                      --   1,068,521       601,837          --
                                      -----   ---------       -------  ----------
       Net increase
        (decrease)                    8,885   1,839,558       606,543   6,380,553

Net assets available for
 benefits:
   Beginning of year                     --          --       173,178  17,888,648
                                      -----  ----------       -------  ----------
   End of year                        8,885   1,839,558       779,721  24,269,201
                                      =====   =========       =======  ==========

See accompanying notes to financial statements.

                            COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN

           Statement of Changes in Net Assets Available for Benefits

                         Year ended December 31, 1995

                                           Guaranteed    CompuCom   Fidelity     Fidelity    Scudder
                                           Long-term      Stock     Magellan     Puritan   International  Participant
                                              Fund         Fund       Fund         Fund      Bond Fund      Loans        Totals
                                          ------------  ----------  ----------   --------  -------------  -----------    ------

Additions to net assets attributed to:
 Employer's contributions                  $  161,406     173,262      302,336     237,224       41,978          --        916,206
 Employees' contributions                     485,862     584,349      921,439     723,568      133,731          --      2,848,949
                                           ----------   ---------    ---------   ---------      -------     -------     ----------
                                              647,268     757,611    1,223,775     960,792      175,709          --      3,765,155

 Employee rollovers from previous
  savings plans                                72,026      54,351      189,021     137,395       32,079          --        484,872

 Investment income:
   Interest                                   155,792          --           --          --       14,624          --        170,416
   Net appreciation in fair value of
    investments                                    --   3,993,594      966,316     438,184        2,104          --      5,400,198
                                          -----------   ---------    ---------   ---------      -------     -------     ----------
       Net investment income                  155,792   3,993,594      966,316     438,184       16,728          --      5,570,614
                                           ----------   ---------    ---------   ---------      -------     -------     ----------
       Total additions                        875,086   4,805,556    2,379,112   1,536,371      224,516          --      9,820,641

Deductions from net assets attributed
 to withdrawals                              (276,353)   (396,846)    (463,292)   (347,382)     (20,405)         --     (1,504,278)
                                           ----------   ---------    ---------   ---------      -------     -------     ----------

       Net increase prior to interfund
          transfers                           598,733   4,408,710    1,915,820   1,188,989      204,111          --      8,316,363

Interfund transfers                           155,730    (329,617)     127,439      65,153       26,959     (45,664)            --
                                           ----------   ---------    ---------   ---------      -------     -------     ----------
       Net increase (decrease)                754,463   4,079,093    2,043,259   1,254,142      231,070     (45,664)     8,316,363

Net assets available for benefits:
 Beginning of year                          2,602,273   2,095,872    2,608,806   1,912,416      134,076     218,842      9,572,285
                                           ----------   ---------    ---------   ---------      -------     -------     ----------
 End of year                               $3,356,736   6,175,965    4,652,065   3,166,558      365,146     173,178     17,888,648
                                           ==========   =========    =========   =========      =======     =======     ==========

See accompanying notes to financial statements.

                            COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1996 and 1995


(1) Summary of Significant Accounting Policies
    ------------------------------------------

    The accompanying financial statements have been prepared on an accrual basis using quoted market for determining fair value of investments or stated contract values. The market values of investment securities are based on closing market quotations or face value which approximates fair value. Funds with the insurance company are recorded at contract value. Contract value represents contributions made under the contract plus interest at the contract rate. Contract value represents contributions made under the contract, plus earnings less Plan withdrawals. Purchases and sales of securities are recorded on a trade date basis. Expenses relating to the purchase or sale of investment securities are added to the cost or deducted from the proceeds, respectively.

    The net increase (decrease) in fair values of investments held during the years ended December 31, 1996 and 1995 (including investments bought, sold, as well as held during the year) is reflected in the statements of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.

    The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions and deductions during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

    Certain prior period amounts have been reclassified to conform to the December 31, 1996 presentation.

(2) Description of the Plan
    -----------------------

    (a)  General
         -------

         The CompuCom Systems, Inc. 401(k) Matched Savings Plan (the Plan) is a defined contribution plan covering substantially all employees of CompuCom Systems, Inc. (the Company/Employer) who have completed at least six months of qualifying service. The following description of the Plan is provided for general informational purposes only. Participants should refer to the Plan documents for more complete information.

         The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is subject to those provisions of Title I and II of ERISA which, among other things, require that each participant be furnished with an annual financial report and a comprehensive description of the participant's rights under the Plan,


                                                                     (Continued)

                            COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN

                         Notes to Financial Statements

         set minimum standards of responsibility applicable to fiduciaries of the Plan, and establish minimum standards for participation and vesting.

         The Company serves as the Plan Administrator; however, the Plan operates under a contract administration agreement, whereby an independent third party Investment Firm assists the Company in this capacity. The Investment Firm maintains a separate account for each participant reflecting the participant's cost and market value of investments. The Investment Firm also serves as the trustee and makes distributions from a participant's account in accordance with the terms of the Plan document. The Investment Firm of the Plan was changed on May 1, 1996. In conjunction with the change in Investment Firms effective May 1, 1996, the Plan agreement was restated. The terms of the restated Plan agreement are substantially consistent with the previous agreement. However, the restated Plan agreement allows employees to participate in the Plan after six months of eligible service. The previous Plan agreement required twelve months of eligible service.

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

    (b)  Vesting
         -------

         Participants are fully vested in the earnings of their individual contributions to the Plan. Prior to October 1, 1994 the Employer's matching contributions vested 100% after two years of service. Beginning October 1, 1994, the Employer's matching contributions vest 50% after two years of service and 100% after three years of service. A year of service is a consecutive 12 month period during which an employee has completed 1,000 hours of service.

    (c)  Contributions
         -------------

         The Company matches 50% of each participant's qualifying contribution up to 4% of the participant's basic compensation. The Company also matches an additional 25% on each participant's next 2% (over and beyond the first 4%) qualifying contributions. During 1996 and 1995, the Company contributed $1,391,533 and $916,206, respectively, to participants' accounts.

         Contributions are invested in one or more investment funds, one of which includes the Company's Common Stock. The funds allocated to a participant's account are received by the Trustee in cash and are held in cash until they are invested in the appropriate funds. At December 31, 1996 and 1995, the Plan had $170,772 and $405,410 in cash, respectively.

                                                                     (Continued)

                            COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN

                         Notes to Financial Statements

    (d)  Participant's Accounts
         ----------------------

         Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

    (e)  Withdrawals
         -----------

         Participants may request a withdrawal of all or a portion of their elective contribution account balances if the withdrawal qualifies as a "Financial Hardship" as defined by the Internal Revenue Service. The Plan Administrator must approve the request and the hardship withdrawal will be taxed to the participant as ordinary income and may be subject to an additional government imposed penalty tax. Upon the attainment of age 59-1/2, participants may withdraw without penalty from their participant's account an amount which is equal to any whole percentage of their vested interest.

    (f)  Loans to Participants
         ---------------------

         Upon request of a participant, the Plan Administrator, in its sole discretion, may make a loan to the participant. Participant loan amounts may not exceed $50,000 or 50% of the participant's vested account balance. The maximum term for any loan is five years. Loans bear interest at rates determined by the Plan Administrator ranging from 10.25% to 11.75% in 1996.

    (g)  Expenses of Plan
         ----------------

         The expenses of administration of the Plan, including the expenses of the administration and fees of the Trustee, shall be paid from the Plan, unless CompuCom (the Sponsor) elects to make payment. The Sponsor paid approximately $47,946.91 in fees relating to the Plan during 1996 and $54,414.21 in 1995.

(3) Investment Programs
    -------------------

    The Company's matching contributions to the Plan are invested in CompuCom's common stock and investment funds in proportion to the participants' contributions in connection with the matching provision of the Plan. Funds from previous companies' plans and rollovers from qualified plans are invested in the investment funds at the participants' direction. Provisions of the Plan allow participant contributions in 1% increments to be invested in any of the funds, including CompuCom common stock.

                                                                     (Continued)

                            COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN

                         Notes to Financial Statements

   The investment programs of the Plan are as follows:

   (a)  Guaranteed Long-term Fund
        -------------------------

        Contributions are invested in longer term fixed income securities, such as corporate bonds and commercial mortgages. Funds are recorded at contract value as reported to the Plan by the insurance company. The interest rates for 1996 and 1995 averaged 6.29% and 5.88%, respectively. The fund was not an investment option at December 31, 1996.

   (b)  CompuCom Stock Fund
        -------------------

        Contributions are invested in the Company's common stock. The Company has entered into a contractual agreement for the purchase and liquidation of shares of Employer stock.

   (c)  Fidelity Magellan Fund
        ----------------------

        Contributions are invested in a pooled fund of common stocks and securities convertible to common stock. The performance of the fund is related to market gains and losses. The return on this fund may be higher or lower than the return of other funds.

   (d)  Fidelity Puritan Fund
        ---------------------

        Contributions are invested in a pooled fund of a broad list of securities, including common stocks, preferred stocks and bonds, including high-yield, low-quality bonds. The value of this fund depends on the performance of the stocks and bonds in which this fund is invested. The return on this fund may be higher or lower than the return of other funds.

   (e)  Scudder International Bond Fund
        -------------------------------

        Contributions are invested in a pooled fund primarily investing in debt securities of companies both inside and outside the United States. The value of this fund depends on the performance of the bonds in which this fund is invested. The return on this fund may be higher or lower than the return of other funds. The fund was not an investment option at December 31, 1996.

   (f)  Fidelity U.S. Equity Index Fund
        -------------------------------

        Contributions are invested in a pooled fund of common stocks publicly traded in the United States. The fund attempts to duplicate the composition and return of the Standard & Poors 500. The performance of the fund is related to market gains and losses. The return of this fund may be higher or lower than the return of other funds.


                                                                     (Continued)

                            COMPUCOM SYSTEMS, INC.
                         401(k) MATCHED SAVINGS PLAN

                         Notes to Financial Statements

   (g)  Fidelity Growth Company Fund
        ----------------------------

        Contributions are invested in a pooled fund of common stocks and securities convertible into common stock. The performance of the fund is related to market gains and losses. The return on this fund may be higher or lower than the return of other funds.

   (h)  Fidelity Short-Intermediate Government Fund
        -------------------------------------------

        Contributions are invested in a pooled fund of U.S. Government securities and instruments related to U.S. Government securities. The fund normally maintains a dollar weighted average maturity of two to five years. The return on this fund may be higher or lower than the return of other funds.

   (i)  Fidelity Broadly Diversified International Equity Fund
        ------------------------------------------------------

        Contributions are invested in a pooled fund of securities of any issuer, including companies and other business organizations as well as governments and government agencies. The fund tends to focus on the equity securities of both large and small companies. The performance of the fund is related to market gains and losses. The return of this fund may be higher or lower than the return of other funds.

   (j)  Fidelity Retirement Money Market Fund
        -------------------------------------

        Contributions are invested in a pooled fund of high-quality U.S. dollar denominated money market securities of domestic and foreign issuers, including U.S. Government securities and repurchase agreements.


                                                                     (Continued)

                            COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN

                         Notes to Financial Statements

   The following table presents the fair values of investments that represent 5% or more of the Plan's net assets available for benefits:

                                                  December 31, 1996                                    December 31, 1995
                                       -----------------------------------------               ----------------------------------
                                                                       Contract                                         Contract
                                       Units, shares                  value/fair               Units, shares           value/fair
        Description                    of face value                    value                  of face value              value
        -----------                    -------------                  ---------                -------------           ----------

CIGNA Guaranteed
  Long-term Fund                                  --               $         --                 3,109,496                $ 3,109,496

CompuCom Systems, Inc.
 common stock                                730,713                  7,939,101                   618,904                  5,879,588

Fidelity Magellan Fund                        75,374                  6,078,907                    48,684                  4,185,816

Fidelity Puritan Fund                        254,442                  4,386,580                   165,449                  2,814,291

Fidelity U.S. Equity Index
  Fund                                        51,230                  1,380,655                        --                         --

                                                                    -----------                                          -----------

                                                                    $19,785,243                                          $15,989,191
                                                                    ===========                                          ===========

(4)  Tax Status
     ----------

     The Internal Revenue Service has determined and informed the Company by a letter dated August 2, 1989 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

     The federal income tax status of the participants with respect to their contributions to the Plan is described in information submitted to the participants and, subject to certain limitations, such contributions are tax deferred.

(5)  Refunds Payable
     ---------------

     At December 31, 1996, the Plan has recorded refunds payable of $256,521. The refunds relate to amounts due to certain employees of the Company based upon nondiscrimination tests for deferrals and employee after-tax contributions to the Plan.


                                                                     (Continued)

                                                                      Schedule I

                            COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes
                            as of December 31, 1996


                                Description of
     Identity of issue            investment            Cost       Current value
---------------------------  ---------------------  -------------  -------------

 Stock Fund:
  CompuCom Systems, Inc.
   common stock*             730,713 shares           $ 4,022,337      7,939,101


Fidelity Magellan Fund        75,374 units              6,170,928      6,078,907

Fidelity Puritan Fund        254,442 units              4,416,727      4,386,580

Fidelity U.S. Equity Index
 Fund                         51,230 units              1,266,688      1,380,655

Fidelity Short-Intermediate
  Government Fund             54,818 units                526,869        531,182

Fidelity Retirement Money
 Market Fund               1,660,298 units              1,660,298      1,660,298

Participant loans         Loans to participants,
                             10.25% to 11.75%             779,721        779,721
                                                      -----------     ----------
                                                      $18,843,568     22,756,444
                                                      ===========     ==========

*Party-in-interest


See accompanying independent auditors' report.

                                                                     Schedule II

                            COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN

                Item 27d - Schedule of Reportable Transactions
                     for the year ended December 31, 1996

                                                                                                                Current
                                                                                         Expense                value of
                             Description   Aggregate                                    incurred                asset on      Net
                                 of        number of     Purchase    Selling   Lease      with       Cost of   transaction    gain
Identity of party involved   transaction  transactions    price       price    rental  transaction    asset       date       (loss)
---------------------------  -----------  ------------  ----------  ---------  ------  -----------  ---------  -----------  -------

Purchases:
 Fidelity Short-
  Intermediate
  Government Fund            U.S.
                             securities
                             fund               80      $  603,550         --      --           --    603,550    603,550         --
                                               ===      ==========  =========  ======  ===========  =========  =========   ========
 Fidelity Magellan Fund      Common
                             stock fund        126      $8,757,470         --      --           --  8,757,470  8,757,470         --
                                               ===      ==========  =========  ======  ===========  =========  =========   ========

 Fidelity Puritan Fund       Variable
                             security
                             fund              130      $6,105,826         --      --           --  6,105,826  6,105,826         --
                                               ===      ==========  =========  ======  ===========  =========  =========   ========

 Fidelity Retirement
  Money Market Fund          Money
                             market fund        99      $2,244,388         --      --           --  2,244,388  2,244,388         --
                                               ===      ==========  =========  ======  ===========  =========  =========   ========
 Fidelity U.S. Equity
  Index Fund                 Common
                             stock fund         91      $1,359,315         --      --           --  1,359,315  1,359,315         --
                                               ===      ==========  =========  ======  ===========  =========  =========   ========

Sales:
 Fidelity Short-
  Intermediate               U.S.
  Government Fund            security
                             fund               39      $       --     77,384      --           --     76,681     77,384        703
                                               ===      ==========  =========  ======  ===========  =========  =========   ========
 Fidelity Magellan Fund      Common             86      $       --  1,893,527      --           --  1,847,251  1,893,527     46,276
                             stock fund        ===      ==========  =========  ======  ===========  =========  =========   ========
 Fidelity Puritan Fund       Common             91      $       --  1,282,923      --           --  1,140,401  1,282,923    142,522
                             stock fund        ===      ==========  =========  ======  ===========  =========  =========   ========
 Fidelity Retirement
  Money Market Fund          Money
                             market fund        41      $       --    558,143      --           --    558,143    558,143         --
                                               ===      ==========  =========  ======  ===========  =========  =========   ========
 Fidelity U.S. Equity
  Index Fund                 Common
                             stock fund         41      $       --     97,168      --           --     92,628     97,168      4,540
                                               ===      ==========  =========  ======  ===========  =========  =========   ========

See accompanying independent auditors' report.